ADDENDUM TO

AMENDED AND RESTATED INVESTMENT MANAGEMENT AGREEMENT

This Addendum dated April 1, 2014, is to the Amended and Restated Investment Management Agreement dated May 1, 2013, (the “Agreement”) by and between Franklin Tax-Free Trust, a Delaware statutory trust (the “Trust”), on behalf of Franklin Federal Limited-Term Tax-Free Income Fund (the “Fund” ) and Franklin Advisers, Inc., a California corporation, (the “Adviser”).

WHEREAS, both the Adviser and the Trust wish to revise the investment management fee schedule of the Agreement; and

WHEREAS, the Board of Trustees of the Trust, including a majority of the Independent Trustees of the Trust present in person, approved the following addendum at a meeting on February 21, 2014.

            NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree as follows:

A.        For purposes of calculating such fee, the value of the net assets of the Fund shall be determined in the same manner as the Fund uses to compute the value of its net assets in connection with the determination of the net asset value of its shares, all as set forth more fully in the Fund’s current prospectus and statement of additional information.  The annual rate of the management fee payable by the Fund shall be as follows:

0.625% of the value of net assets up to and including $100 million;

0.500% of the value of net assets over $100 million and not over $250 million;

0.450% of the value of net assets over $250 million and not over $7.5 billion;

0.440% of the value of net assets over $7.5 billion and not over $10 billion;

0.430% of the value of net assets over $10 billion and not over $12.5 billion;

0.420% of the value of net assets over $12.5 billion and not over $15 billion;

0.400% of the value of net assets over $15 billion and not over $17.5 billion;

0.380% of the value of net assets over $17.5 billion and not over $20 billion; and

0.360% of the value of net assets in excess of $20 billion.

Addendum to IMA FFLTTFIF

IN WITNESS WHEREOF, this Addendum has been executed on behalf of each party as of the date set forth above.

FRANKLIN TAX-FREE TRUST

on behalf of Franklin Federal Limited-Term Tax-Free Income Fund

By: /s/ Steven J. Gray

Steven J. Gray

Title:    Vice President and Assistant Secretary

FRANKLIN ADVISERS, INC.

By: /s/ Edward B. Jamieson

Edward B. Jamieson

Title:    President and Chief Investment Officer

Addendum to IMA FFLTTFIF